Metropolitan Series Fund, Inc.
Shareholder Votes (Unaudited)
Semiannual Report, June 30, 2006


At a Special Meeting of Shareholders of the MFS Investors Trust Portfolio, held on April 12, 2006 the respective shareholders voted for the following proposal:

1. To approve an Agreement and Plan of Reorganization providing for the acquisition of all of the assets of MFS Investors Trust Portfolio by Legg Mason Value Equity Portfolio, a series of the Met
Investors Series Trust, in exchange for shares of Legg Mason Value Equity and the assumption by Legg Mason Value Equity of the liabilities of MFS Investors Trust. The Plan also provides for distribution of these shares of Legg Mason Value Equity to shareholders of MFS Investors Trust in liquidation and subsequent termination of MFS Investors Trust.


For:  12,279,801.201

Against:  222,422.355

Abstain:  497,597.136

Total:  12,999,820.692